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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

European Car Rental Industry Leaders

Choose Magic Software’s Technology

CarPro Systems Ltd. Announces Multiple Agreements

Totaling Approximately $300,000

Or-Yehuda, Israel, (October 12th, 2004) Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced, that its subsidiary, CarPro Systems Ltd, has recently signed agreements and completed implementations for Europcar, Budget and Hertz. Collectively these deals total approximately $300,000.

Among these wins is an agreement with Adria Plus, the representative of Europcar in Croatia, to computerize the rental activities of three Europcar companies in Serbia, Slovenia and Montenegro and allow them to interact with the Europcar Croatia system. Europcar offices in Croatia, Greece, Hungary and Malta already use RentPro.

RentPro, is designed to handle all aspects of rental management, and it contains more functionality than any other solution on the market. The embedded ERP philosophy and methodology provides an all-inclusive system to streamline business processes and optimize resources. RentPro and the other modules of the CarPro Suite are built using Magic Software’s eDeveloper platform.

CarPro has recently completed an installation of RentPro with Budget Iceland. CarPro now holds a 70% market share in the Car Rental industry in Iceland, providing solutions to both Hertz and Budget.

Additionally, CarPro has completed the installation and implementation of RentPro for Hertz Serbia. The revenue from both the Hertz and Budget deals was recognized earlier this year. “Selecting CarPro as our preferred supplier guarantees the stability and the growth path required by Hertz Serbia for its expansion,” states Mr. Goran Djokovic, IT Manager for Putnik (the representatives of Hertz Serbia, a Uniworld company.) “The rapid installation, professional training and seamless implementation provided by CarPro enabled Hertz Serbia to go live during the peak tourist summer season.”

“After intensive research, we concluded that CarPro Systems offered the only software capable of effectively monitoring the activities in all four countries that Europcar Croatia supports, through a shared database” said Mr. Jablan Pesic, General Manager of Europcar Croatia. “We strongly believe that the functionality and flexibility provided by CarPro Systems’ RentPro software applications is a key ingredient in the efficiency and profitability of our company today”.

“There were a number of reasons for selecting CarPro Systems as our software solutions supplier,” continued Mr. Pesic. “One of the most critical is the strong and reliable relationship that has developed between our two companies. This relationship has enabled us to increase our rental fleet from 400 to more than 1000 vehicles, with plans to double our fleet size over the next year.”

Mordi Perl, CEO of CarPro Systems stated, “These agreements and implementations reflects the positioning of CarPro Systems as a major solution provider for the European Rental Car Industry.”

About CarPro Systems

CarPro Systems, a subsidiary of Magic Software Enterprises, develops, markets and supports full Enterprise Resource Planning (ERP) software solutions for optimizing business processes at car rental and car leasing companies. CarPro produces comprehensive and modular, multi–lingual and multi-currency software packages encompassing all aspects of the fleet management, car rental and car leasing business. Its customers include many of the major companies in the industry, such as Hertz, Budget, Europcar, National etc.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: October 12, 2004